Mail Stop 4561

June 26, 2006

Mr. Howard W. Lutnick
Chief Executive Officer
eSpeed, Inc.
110 East 59th
New York, NY 10022

> **Re: eSpeed, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 0-28191**

Dear Mr. Lutnick:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 2. Summary of Significant Accounting Policies, page 62

Revenue Recognition
Transaction Revenues, page 62

1.   In future filings please expand your revenue recognition policy disclosure to clarify how revenues are earned in each of the various types of securities and related transactions.

Note 9. Commitments and Contingencies, page 73

2.   We note from your disclosure that you establish legal reserves in accordance with
        SFAS 5.   Your description of each significant litigation matter does not provide a
        sufficient explanation as to the probable outcome and or estimated loss. Please
        revise your disclosure to clarify the nature of the material loss contingencies
        recorded in your financial statements in accordance with paragraph 9 of SFAS 5
        and SAB Topic 5Y. In addition, for loss contingencies where no accrual is made
        please clarify whether there are any material contingent liabilities that are
        probable but not reasonably estimable or reasonably possible. If so, please revise
        to also provide the disclosures required by paragraph 10 of SFAS 5 and SAB
        Topic 5Y. Please show us how you will revise your disclosure in response to this
        comment.

Note 12. Reverse Repurchase Agreements, page 75

3.   Please revise your disclosure to summarize the relevant terms of your repurchase
        agreement with Cantor including, but not limited to, the types of assets held as
        collateral, the interest rates used during the periods and how these rates are
        determined or reset as well as the settlement provisions. In addition, please tell us
        how your loans to Cantor, which are accounted for as collateralized financing
        transactions, meet the definition of cash equivalents. Refer to paragraphs 7 – 10
        of SFAS 95. Please show us how you will revise your disclosure in response to
        this comment.

Note 17. Options and Warrants, pages 80 -81

4.   Please tell us how you considered the guidance in Issues 24, 36 and 39 of EITF
        00-23 in evaluating whether any of the stock options granted during 2004 and
        2005 represent replacement awards of options cancelled granted during the
        respective years.

                                        *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3431.

Sincerely,

Josh Forgione
Assistant Chief Accountant